SIDNEY B. SMITH & ASSOCIATES
ATTORNEYS and COUNSELORS AT LAW
AON CENTER
200 E. Randolph Street, Suite 5100
Chicago, Illinois 60601-6528
312.577.7621 / 312.233.0063 fax
email: sbslawgroup@gmail.com

May 6, 2022

Board of Directors
Afro Dollar Money, Inc.
980 North Michigan Avenue
Suite 1500
Chicago, IL 60611

RE: Afro Dollar Money, Inc. Regulation A+

Dear Board Members,

In regards to the foregoing, I have examined and/or are familiar with the Articles of Incorporation of Afro Dollar Money, Inc. Based upon my review and subject to additional qualifications set forth below, It is my opinion that Afro Dollar Money, Inc. has complied with all required qualifications to exist as a corporation doing business in Illinois pursuant to the Illinois Business Corporation Act, as amended. As of May 6, 2022, Afro Dollar Money, Inc. is in good standing with the State of Illinois. Further, the authorized capital of Afro Dollar Money, Inc. consists of 100,000,000 shares of Common Stock at .0001 par value.

The Common Shares have been authorized and when issued, paid and delivered in accordance with the Subscription Agreement, will be validly issued, fully paid and non-assessable.

The Warrants have been authorized and when issued, paid and delivered in accordance with the Subscription Agreement, will be validly issued, fully paid and non-assessable

Sincerely,
Sidney B. Smith & Associates

Sidney B. Smith

Sidney B. Smith, Esq.

SBS/jj